As confidentially submitted to the Securities and Exchange Commission on October 9, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 377-03651

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AGRIFORCE GROWING SYSTEMS, LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	3420	46-0820877
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

777 Hornby Street, Suite 600

Vancouver, BC V6Z 1S4

Canada

(604) 757-0952

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jolie Kahn, Esq.
12 E. 49th Street, 11th floor
New York, NY 10017
(516) 217-6379

Approximate date of proposed sale to public: As soon as practicable on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]

[X]	Emerging growth company

[ ]	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 7(a)(2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Units consisting of:
(i) Shares of common stock, par value $0.0001 per share (2)(3)(4)	$	$
(ii) Series A Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
(iii) Series B Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
Shares of common stock, par value $0.0001 per share underlying Series A Warrants and Series B Warrants (2)
Underwriters’ common stock purchase warrants (6)
Common stock underlying underwriters’ common stock purchase warrants (2)(7)	$	$
Total	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares the underwriter has the option to purchase to cover over-allotments, if any.
(4)	In accordance with Rule 457(i) under the Securities Act, no separate registration fee is required with respect to the warrants registered hereby.
(5)	There will be issued warrants to purchase one share of common stock. The Series A Warrants are exercisable at a per share exercise price equal to 110% of the public offering price of one share of common stock, and the Series B Warrants are exercisable at a per share exercise price equal to 100% of the public offering price of one share of common stock. This also includes ____ million warrants issuable upon full exercise of the Series B Warrants pursuant to the cashless exercise provision therein at the stated floor price of 20% of the offering price, which is $____ at an assumed offering price of $____.
(6)	No fee pursuant to Rule 457(g) under the Securities Act.
(7)	The warrants are exercisable at a per share exercise price equal to 110% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is equal to 110% of $______ (5% of $________).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

AgriFORCE Growing Systems Ltd. has prepared this Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 (File No. 377-03651) for the sole purpose of filing with the Securities and Exchange Commission (“SEC”) exhibits not previously filed with the Draft Registration Statement on S-1 filed on October 9, 2020 (the “Original Confidential DRS”) because of a limitation on the number of exhibits that may accompany it on the Edgar servers. Save for the aforementioned inclusion of additional exhibits to the Original Confidential DRS, nothing herein amends the Original Confidential DRS and the draft prospectus that accompanies it and accordingly such prospectus has not been included herein.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with this registration statement.

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Articles of Incorporation and Bylaws of Issuer***
3.2	Articles of Incorporation of Daybreak Ag Systems Ltd***
3.3	Certificate of Incorporation of West Pender Investments***
3.4	Certificate of Incorporation of AGI IP Co***
3.5	Certificate of Incorporation of West Pender Management Co.***
3.6	Certificate of Incorporation of West Pender Holdings, Inc.***
4.1	Form of Series A Warrant, Series B Warrant and Representatives Warrant**
4.2	Amended and Restated Stock Option Plan – Form of Stock Option Certificate attached as Schedule A***
4.3	Form of Warrant Certificate for $0.50 warrants issued in December 2018 in connection with $0.35 unit offering***
4.4	Form of Warrant Certificate for $2.00 warrants issued in May 2019 in connection with $1.00 preferred unit financing***
4.5	Form of Broker Compensation Warrant Certificate for $1.00 warrants issued to brokers in connection in May 2019 in connection with $1.00 preferred unit financing***
5.1	Opinion of Jolie Kahn, Esq.**
10.1	Vacant Land Purchase Agreement, dated July 13, 2020, between Company and Coachella Properties, Inc.*
10.2	Pharmhaus-Cultivation Facility Lease (8-13-2019)(EXECUTED)*
10.3	Pharmhaus-IP Licensing Agreement (8-13-2019)(EXECUTED)*
10.4	Pharmhaus-Services Agreement (8-13-2019)(EXECUTED)*
10.5	Fabritec - Consulting Agreement-SIGNED-2019-05-15*
10.6	Fabritec - Consulting Agreement Addendum-SIGNED-2019-05-15*
10.7	Fabritec - Final GMP Contract Change Order -SIGNED-2019-07-25*
10.8	Capital Funding Group-Commercial Loan Terms_Sheet_-_Re Coachella_3837v2*
10.9	Commerical Loan Agreement with Alterna Bank-2020-04-30*
10.10	Vacant Land Offer Extension_of_Time_Addendum_Coachella-IM Signed*
10.11	Commission Agreement Debt Fee_Agreement-Mansfield_and_West_Pender_Holdings_(Agriforce)_-updated*
10.12	Warrant Agreement -35 Cent Warrant-Subscription-Agreement-ICAP-VENTURES-2018-10-22*
10.13	Subscription Agreement for $1 Preferred Share with $2 Common Share Warrant Example-Bourassa*
10.14	Stock Option Certificate Example-Cannaboid*
10.15	Warrant Agreement -35 Cent Shares-with 50 Cent warrant-Example-AORAM*
14.1	Code of Ethics**
21.1	List of Subsidiaries**
23.1	Consent of Marcum, LLP**
23.6	Consent of Jolie Kahn, Esq. (included in Exhibit 5.1)**

* Filed herewith.

** To be filed by amendment

*** Previously Filed

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia on October 9, 2020.

AGRIFORCE GROWING SYSTEMS, LTD.

By:
Name:	Ingo Mueller
Title:	Chief Executive Officer and Director (Principal Executive Officer)

By:
Name:	Richard Wong
Title:	Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

	Chief Executive Officer and Director	October 9, 2020
Ingo Mueller	(Principal Executive Officer)

	Chief Financial Officer and Director	October 9, 2020
Richard Wong	(Principal Accounting Officer)

	Director	October 9, 2020
William J. Meekison

	Director	October 9, 2020
David Welch

	Chairman of the Board and Director	October 9, 2020
Donald Nicholson

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